Exhibit 12

Springleaf Finance Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Successor Company		Predecessor Company
(dollars in thousands)	Year Ended December 31, 2011	One Month Ended December 31, 2010	Eleven Months Ended November 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Earnings:
(Loss) income before (benefit from) provision for income taxes	$(323,058)	$1,460,765	$(244,540)	$(888,647)	$(924,693)	$106,512
Interest expense	1,258,279	117,676	978,364	1,050,164	1,209,920	1,205,610
Implicit interest in rents	12,638	1,207	13,751	19,287	26,592	21,339
Total earnings	$947,859	$1,579,648	$747,575	$180,804	$311,819	$1,333,461

Fixed charges:
Interest expense	$1,258,279	$117,676	$978,364	$1,050,164	$1,209,920	$1,205,610
Implicit interest in rents	12,638	1,207	13,751	19,287	26,592	21,339
Total fixed charges	$1,270,917	$118,883	$992,115	$1,069,451	$1,236,512	$1,226,949

Ratio of earnings to fixed charges*	0.75	13.29	0.75	0.17	0.25	1.09

*           Earnings did not cover total fixed charges by $323.1 million in 2011, $244.5 million during the eleven months ended November 30, 2010, $888.6 million in 2009, and $924.7 million in 2008.